Exhibit 99.1

News Release

Orla Mining Reports Voting Results of Annual Shareholder Meeting

VANCOUVER, BC, June 24, 2025 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") is pleased to report the voting results for the election of its Board of Directors, which took place at the Company's Annual General and Special Meeting of Shareholders ("AGM") held today. All nominees, as set forth in the Company's Management Information Circular dated May 9, 2025, were elected as directors of Orla at the AGM. Detailed results of the votes are set out below:

Nominee	Votes For	% For	Votes Against	% Against
Charles Jeannes	243,543,631	98.99%	2,479,333	1.01%
Jason Simpson	245,973,923	99.98%	49,041	0.02%
Jean Robitaille	235,151,627	95.58%	10,871,336	4.42%
David Stephens	241,980,297	98.36%	4,042,666	1.64%
Elizabeth McGregor	245,492,088	99.78%	530,877	0.22%
Tamara Brown	245,490,311	99.78%	532,653	0.22%
Ana Sofía Ríos	245,794,840	99.91%	228,123	0.09%
Rob Krcmarov	245,950,408	99.97%	72,556	0.03%
Scott Langley	245,347,262	99.73%	675,703	0.27%

Tim Haldane did not stand for re-election at the AGM and has retired from the Company's Board of Directors. The Company extends its sincere thanks for his many years of dedicated service and leadership.

"I want to extend my deepest thanks to Tim Haldane, who has retired from the Board of Directors after seven years of dedicated service. Tim has been a trusted advisor and steady hand throughout Orla's journey, particularly during the construction of the Camino Rojo mine, and helping to shape our evolution from a single-asset developer to a growing, multi-asset producer. On behalf of all of us at Orla, I want to express our sincere gratitude and wish Tim continued success in all of his future endeavors."

-  Chuck Jeannes, Non-Executive Chairman and Director

The shareholders also approved: (1) the appointment of Deloitte LLP as auditor of the Company for the ensuing year and authorizing the Board of Directors to fix the remuneration of the auditor; (2) a non-binding advisory resolution accepting the Company's approach to executive compensation, also known as "say-on-pay"; (3) certain amendments to the Company's stock option plan; and (4) certain amendments to the Company's restricted share unit plan. Results of the shareholder votes on these items are set forth below:

	Outcome of Vote	Votes For	% For	Against	% Against	Withheld	% Withheld
Appointment of Auditors	Carried	253,058,160	99.97%	-	-	66,800	0.03%
Non-Binding Advisory Vote on Executive Compensation	Carried	240,865,115	97.90%	5,157,848	2.10%	-	-
Stock Option Plan Amendments	Carried	241,740,802	98.26%	4,282,163	1.74%	-	-
Restricted Share Unit Plan Amendments	Carried	242,808,720	98.69%	3,214,243	1.31%	-	-

The Company filed its Form 40-F for the year ended December 31, 2024 with the Securities and Exchange Commission and it is available under the Company's profile on EDGAR at www.sec.gov. The Company's 2024 Audited Financial Statements are available on the Company's website at  https://www.orlamining.com/investors/financials-statements.

Shareholders may also receive a copy of these Company documents without charge upon request by e-mail at info@orlamining.com.

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has three material projects, consisting of two operating mines and one development project, all 100% owned by the Company: (1) Camino Rojo, in Zacatecas State, Mexico, an operating gold and silver open-pit and heap leach mine. The property covers over 139,000 hectares which contains a large oxide and sulphide mineral resource, (2) Musselwhite Mine, in Northwestern Ontario, Canada, an underground gold mine that has been in operation for over 25 years and produced over 6 million ounces of gold, with a long history of resource growth and conversion, and (3) South Railroad, in Nevada, United States, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

www.orlamining.com
info@orlamining.com

SOURCE Orla Mining Ltd.

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%CIK: 0001680056

For further information: For further information, please contact: Jason Simpson, President & Chief Executive Officer, Andrew Bradbury, Vice President, Investor Relations & Corporate Development

CO: Orla Mining Ltd.

CNW 17:00e 24-JUN-25